Exhibit 99.1


     Endesa Increases Its Peninsular Power Output by 7.4% in the
                       First Two Months of 2004

    NEW YORK--(BUSINESS WIRE)--March 8, 2004--ENDESA (NYSE: ELE)

    -- This output increase provides ENDESA with a 42% generation market share in January-February, compared to a 39.5% in the same period of 2003.

    -- Peninsular electricity demand has increased a 1.4% compared to a 2.3% increase in the regions traditionally served by ENDESA.

    ENDESA's power output in the peninsular system has been 13,907 GWh during the first two months of the year, a 7.4% increase over the same period 2003. Total electricity output for the industry in the peninsular system has increased in average a 0.9%, reaching 33,155 GWh in the first two months of 2004, according to Red Electrica de Espana
(REE). Disregarding ENDESA's output, the rest of the industry has produced 19,248 GWh, a 3.2% decline over the same period 2003.
    Power demand in the peninsular system for the first two months of the year has increased by 1.4%, compared to a 2.3% increase in the regions traditionally supplied by ENDESA.
    This output increase provides ENDESA with a share in peninsular generation market of 42%, compared to a 39.5% in 2003.
    It is worth to highlight ENDESA's 2,000 GWh hydro output for the first two months of the year despite the typically dry period. This hydro output means an 8.5% reduction compared to 2003, a very wet year. However, it is a mild reduction compared to a 39% decline in the rest of the industry hydro output. This fact is a result of the good level of the reservoirs, standing at 71% of its maximum as of February 29th and the higher regularity of the water contributions of the basins.
    The rest of the ENDESA's power output in the peninsular system has been produced with a balanced generation mix, enabling the company to address the power demand increase. Out of 100 GWh produced by ENDESA, 14.4% came from hydro power plants, 35.5% from nuclear power plants, 42.8% from coal fired power plants, 6.6% from CCGT's and only a 0.7% from oil gas power plants.
    ENDESA's balanced asset portfolio enables to stabilize the company's output in any hydro scenario, showing Endesa's less exposure to hydro volatility in the Peninsula.
    Moreover, the company expects to maintain its hydro output for the first quarter in this good level thanks to the snow of the last weeks.

          POWER INDUSTRY PENINSULAR OUTPUT (January-February)

GWh
----------------------------------------------------------------------
Energy                 2004             2003              Change
----------------------------------------------------------------------
Hydro                  6,713            9,907             -32.2%
----------------------------------------------------------------------
Nuclear                10,598           10,456             1.4%
----------------------------------------------------------------------
Coal                   11,866           10,456             15.8%
----------------------------------------------------------------------
--  National           10,011           8,245              21.4%
----------------------------------------------------------------------
--  Imported           1,855            2,002             -7.3%
----------------------------------------------------------------------
CCGT                   3,459            1,275              171.3%
----------------------------------------------------------------------
Fuel-gas               519              959               -45.9%
----------------------------------------------------------------------
TOTAL                  33,155           32,844             0.9%
----------------------------------------------------------------------

          ENDESA's PENINSULAR POWER OUTPUT (January-February)

GWh
----------------------------------------------------------------------
Energy                 2004             2003               Change
----------------------------------------------------------------------
Hydro                  1,999            2,184             -8.5%
----------------------------------------------------------------------
Nuclear                4,933            4,793              2.9%
----------------------------------------------------------------------
Coal                   5,956            5,221              14.1%
----------------------------------------------------------------------
--  National           4,296            3,415              25.8%
----------------------------------------------------------------------
--  Imported           1,660            1,806             -8.1%
----------------------------------------------------------------------
CCGT                   911              530                71.9%
----------------------------------------------------------------------
Fuel-gas               108              226               -52.2%
----------------------------------------------------------------------
TOTAL                  13,907           12,954             7.4%
----------------------------------------------------------------------

    For additional information please contact David Raya, North
America Investor Relations Office, telephone # 212 750 7200 http://www.endesa.es

    CONTACT: ENDESA
             North America Investor Relations Office
             David Raya, 212-750-7200